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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                                 PRESS RELEASES

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                 APRIL 30, 2002

                                  PRIMACOM AG
                 (Translation of Registrant's Name into English)


                                HEGELSTRASSE 61
                                  55122 MAINZ
                               011 49 6131 931000
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

                      Form 20-F  X          Form 40-F
                                ---                   ---

     Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                  No  X
                             ---                 ---

     If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):


                                   Page 1


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       PRIMACOM AG


Date: April 30, 2002                   By:    /s/ PAUL THOMASON
                                       ------------------------------------
                                       Name:  Paul Thomason
                                       Title: Member of the Management
                                              Board and Chief Financial
                                              Officer


                                       By:    /s/ HANS WOLFERT
                                       ------------------------------------
                                       Name:  Hans Wolfert
                                       Title: Member of the Management
                                              Board and Chief Corporate
                                              Development Officer

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Exhibit Index

Exhibit 99.1  Ordinary General Meeting of Primacom AG